UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information dated February 28, 2022	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The Board of Directors of the Company, at its meeting held on February 25, 2022, unanimously agreed to: (i) To reorganize the Company's Audit Committee in order to appoint Mr. Íñigo Sánchez- Asiaín Mardones, independent director of the Company's Board of Directors, as a new member and Chairman of the Audit Committee, replacing Ms. Carina Szpilka Lázaro. In accordance with the Spanish Companies Law, the position of Chairman of the Audit Committee must be replaced every four years and Ms. Carina Szpilka Lázaro had been holding such position since February 2018. As a consequence of the foregoing, the Audit Committee is composed as of such date by the following members: Director Position Category Mr. Íñigo Sánchez-Asiaín Mardones Chairperson Independent Ms. Belén Villalonga Morenés Member Independent Mr. Steven F. Mayer Member Independent Mr. Tomás Dagá Gelabert Secretary (non- member) (ii) To appoint Ms. Carina Szpilka Lázaro, independent director of the Board of Directors of the Company, as the new Lead Independent Director of the Board of Directors of the Company, in substitution of Mr. Íñigo Sánchez-Asiaín Mardones; and (iii) To reorganize the Company's Sustainability Committee in order to appoint Ms. Carina Szpilka Lázaro, independent director of the Company's Board of Directors, as a new member of the Sustainability Committee, replacing Mr. Íñigo Sánchez-Asiaín Mardones.

As a consequence of the foregoing, the Sustainability Committee is composed as of such date by the following members: Director Position Category Mr. Thomas Glanzmann Chairperson Other external Ms. Carina Szpilka Lázaro Member Independent Ms. Enriqueta Felip Font Member Independent Ms. Núria Martín Barnés Secretary (non- member) In Barcelona, on 28 February 2022 Ms. Núria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 28, 2022